SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------
                                SCHEDULE 14D-1/A

                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                            -------------------------

                      HIGH EQUITY PARTNERS L.P. - SERIES 86
                       (Name of Subject Company [Issuer])

                             OLYMPIA INVESTORS L.P.
                                OLYMPIA-GP, INC.
                       AMERICAN REAL ESTATE HOLDINGS, L.P.
                        AMERICAN PROPERTY INVESTORS, INC.
                                  CARL C. ICAHN
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                            -------------------------
                               Bonnie D. Podolsky
                             Gordon Altman Butowsky
                              Weitzen Shalov & Wein
                              114 West 47th Street
                            New York, New York 10036
                                 (212) 626-0800
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
-----------------------------------------------------------------
Transaction                                         Amount of
Valuation*: $19,975,000                             Filing Fee: $3,995
-----------------------------------------------------------------
         *For purposes of calculating the filing fee only. This amount assumes the purchase of 235,000 Units of the subject company for $85.00 per Unit in cash.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,995
Form or Registration No.: Schedule 14D-1
Filing Party: Olympia Investors L.P., Olympia-GP, Inc., American
Real Estate Holdings, L.P., American Property Investors, Inc.,
Carl C. Icahn
Dated Filed: March 12, 1998

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO 1. TO SCHEDULE 14D-1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Securities and Exchange Commission on March 12, 1998 (the "Schedule") by
Olympia Investors, L.P., Olympia-GP Inc., American Real Estate
Holdings, L.P. ("AREH"), American Property Investors, Inc. and
Carl C. Icahn. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Offer to Purchase dated March 12, 1998 (the "Offer to
Purchase") and the related Assignment of Partnership Interest dated March 12, 1998(the "Assignment").


Item 10.             Additional Information.

         Item 10(f) is herby amended to add the following:

         (f) The information set forth in Exhibit (a) (5) attached hereto is incorporated herein by reference.

Item 11.             Materials to Be Filed as Exhibits.

         The following document is filed as an exhibit to this Amended Schedule 14D-1:

         (a)(5)            Press Release, dated April 7, 1998.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 7, 1998


OLYMPIA INVESTORS, L.P.                       OLYMPIA GP-INC.

By: OLYMPIA GP-INC.,
         its general partner                  By: /s/ Martin L. Hirsch
                                                 ---------------------
                                                      Name:  Martin L. Hirsch
                                                      Title: Vice President
By: /s/ Martin L. Hirsch
    -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President



AMERICAN REAL ESTATE HOLDINGS, L.P.

By: AMERICAN PROPERTY INVESTORS, INC.,
         its general partner


By: /s/ Martin L. Hirsch
    -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President



AMERICAN PROPERTY INVESTORS, INC.


By: /s/ Martin L. Hirsch
    -----------------------
         Name:  Martin L. Hirsch
         Title: Vice President





By: /s/ Carl C. Icahn
    ------------------------
         CARL C. ICAHN


   [Signature Page for High Equity Partners L.P. - Series 86, Schedule 14D-1 -
                                Amendment No. 1]

                                  EXHIBIT INDEX


         (a)(5)            Press Release, dated April 7, 1998.